UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

31 July 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT Logistics named great supply chain partner by Global Logistics & Supply Chain Strategies, 27 July 2006

27 July 2006

TNT LOGISTICS NAMED GREAT SUPPLY CHAIN PARTNER BY GLOBAL LOGISTICS & SUPPLY CHAIN STRATEGIES

TNT Logistics North America, a leading provider of supply chain logistics services, has been named to the 100 Great Supply Chain Partners list for 2006 by the editors and publishers of Global Logistics & Supply Chain Strategies. This is the third consecutive year that TNT has been included.

Launched in 2003, the GL&SCS 100 Great Supply Chain Partners program is the result of a six-month poll of readers in which the publishers asked logistics and supply chain professionals to nominate vendors and service providers whose technology, logistics, transportation or consulting solutions have made a significant impact on their company's efficiency, customer service and overall supply chain performance.

"The purpose of the list is to recognize those vendors that have so impressed our readers that they deserve to be singled out and to be held up as examples for others in the industry," said Thomas Foster, senior editor, Global Logistics & Supply Chain Strategies. In one sense, it is an opportunity to thank those providers who have helped our readers achieve better results, and to let the industry know who is making a genuine effort to be supply chain partner--not just another vendor. On a higher plane, the commentary is intended to emphasize which services, technology, expertise and support our entire industry needs for all of us to be more successful." "We couldn't be more pleased that our customers chose to nominate us for this great honor," said Jeff Hurley, chief operating officer of TNT Logistics North America. "This reinforces the quality of the logistics solutions that we provide to our customers and that we are adding value in the supply chain through our superior service and technology solutions."

TNT Logistics North America is a business unit of TNT Logistics, a leading global logistics company. It designs, implements and operates complex supply chain solutions on a national, regional or global scale for medium to large enterprises. TNT exploits technology to achieve optimization, integration and visibility throughout the supply chain. The company focuses on a diverse range of market sectors including automotive, tires, general industry, fast moving consumer goods/retail, rail and utilities. The TNT Logistics North America web site address is: www.tntlogistics.us.

TNT Logistics employs 36,000 people, who are operating in 28 countries, managing more than 79 million square feet of warehouse space. For 2005, TNT Logistics reported sales of $4.22 billion. The TNT Logistics web site address is: www.tntlogistics.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 31 July 2006